Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

March 25, 2009

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on March 25, 2009 through Marketwire.

Item 4                                Summary of Material Change

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; NYSE-A:MVG) (“MAG”) announced today that at its annual general and special meeting held on March 24, 2009 (“AGM”), MAG’s shareholders approved an amendment to MAG’s shareholder rights plan dated as of August 3, 2007.  The vote by independent shareholders (i.e., excluding Fresnillo plc) was 87.1% in favour of the amendment.  The amendment allows a bidder who owns 10% or more of the voting shares of MAG (an Insider), including Fresnillo plc, to make a “Shareholder Endorsed Insider Bid” without triggering the rights plan.  A “Shareholder Endorsed Insider Bid” is a takeover bid by an Insider that a majority of independent shareholders (i.e., shareholders other than the bidder) have endorsed by tendering their shares and which meets certain other criteria.  This feature, which is in addition to the ability of an Insider to proceed with a “Permitted Bid” or with prior approval of the board of directors of MAG without triggering the rights plan, gives shareholders the ability to decide whether or not to tender to Fresnillo's proposed offer through a process that is fair and not coercive.  A copy of the amended rights plan is available under MAG's profile on SEDAR at www.sedar.com.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 25 March 2009 (NR#09-12) attached as Schedule “A” for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 25 March 2009

SCHEDULE “A”

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
March 25, 2009
For Immediate Release
NR#09-12

MAG SILVER AMENDS SHAREHOLDER RIGHTS PLAN

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; NYSE-A:MVG) (“MAG”) announced today that at its annual general and special meeting held on March 24, 2009 (“AGM”), MAG’s shareholders approved an amendment to MAG’s shareholder rights plan dated as of August 3, 2007.  The vote by independent shareholders (i.e., excluding Fresnillo plc) was 87.1% in favour of the amendment.  The amendment allows a bidder who owns 10% or more of the voting shares of MAG (an Insider), including Fresnillo plc, to make a “Shareholder Endorsed Insider Bid” without triggering the rights plan.  A “Shareholder Endorsed Insider Bid” is a takeover bid by an Insider that a majority of independent shareholders (i.e., shareholders other than the bidder) have endorsed by tendering their shares and which meets certain other criteria.  This feature, which is in addition to the ability of an Insider to proceed with a “Permitted Bid” or with prior approval of the board of directors of MAG without triggering the rights plan, gives shareholders the ability to decide whether or not to tender to Fresnillo's proposed offer through a process that is fair and not coercive.  A copy of the amended rights plan is available under MAG's profile on SEDAR at www.sedar.com.

MAG reaffirms that shareholders do not need to take any action to respond to Fresnillo's proposed takeover bid announced on December 1, 2008.  MAG will communicate further with shareholders in due course, including if and when Fresnillo provides the information necessary to allow the independent valuator, under the supervision of the Independent Committee of MAG, to complete its formal valuation of MAG's securities and Fresnillo then formally commences its take-over bid.

In addition, at the AGM, MAG's board of directors was re-elected, Deloitte & Touche LLP was re-appointed as MAG's auditor and the amendment and restatement of MAG’s stock option plan was approved.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp.
Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor NYSE Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html